Exhibit 28(d)(iii)

LWI FINANCIAL INC.
3055 Olin Avenue, Suite 2000
San Jose, CA 95128

Tel: 408 260-3100
Fax: 408 247-1108
Toll free: 800 366-7266

www.loringward.com

September 1, 2011

Board of Trustees
SA Funds – Investment Trust
3055 Olin Ave., Suite 2000
San Jose, CA 95128

RE: Fee Waiver and Expense Reimbursement

Dear Gentlemen,

Each fund listed on the attached Schedule A (each, a “Fund”) is a series of SA Funds – Investment Trust, a Delaware statutory trust (the “Trust”). The Trust, on behalf of each Fund, has entered into an investment advisory and administrative services agreement with LWI Financial Inc. (“LWIF”), whereby LWIF provides investment advisory and administrative services to each Fund (the “Advisory Agreement”). The Trust, on behalf of each Fund, has further entered into a Fee Waiver and Expense Reimbursement Agreement by letter dated October 13, 2008. By this letter of agreement, LWIF and the Trust hereby agree to amend and restate the terms of the Fee Waiver and Expense Reimbursement Agreement dated October 13, 2008, pursuant to the terms herein and the attached Schedule A.

LWIF hereby agrees, with respect to each Fund, for so long as this agreement is in effect, to waive the fees payable to LWIF under the Advisory Agreement with respect to the Fund or to reimburse the operating expenses allocable to the Fund, to the extent that the Fund’s operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) (“Operating Expenses”) exceed, in aggregate, the rate per annum as set forth in Schedule A, as a percentage of the average daily net assets of such Fund. All amounts waived or reimbursed may be subject to recapture pursuant to the terms of the Advisory Agreement.

The foregoing expense limitations, effective October 28, 2011 (the “Effective Date”), shall remain effective for all Funds for ten (10) years from the Effective Date. This agreement may only be amended or terminated with the approval of the Trust’s Board of Trustees.

This Agreement is subject to the terms and conditions of the Advisory Agreement and shall be governed by, and construed and enforced in accordance with the laws of the State of California, except insofar as federal laws and regulations are controlling.

If you are in agreement with the foregoing, please sign the form of acceptance in the counterpart listed below, and return the same to LWIF.

Best regards,

LWI FINANCIAL INC. By: /s/ Alexander B. Potts Name: Alexander B. Potts Title: President & Chief Executive Officer
The foregoing agreement is hereby accepted as of
September 1, 2011:

SA FUNDS – INVESTMENT TRUST
on behalf of each Fund listed in Schedule A to this
agreement

By: /s/ Christopher D. Stanley
Name: Christopher D. Stanley
Title: Vice President

LWI FINANCIAL INC.
3055 Olin Avenue, Suite 2000
San Jose, CA 95128

Tel: 408 260-3100
Fax: 408 247-1108
Tollfree: 800 366-7266

www.loringward.com

SCHEDULE A

Fund Name	Fee Cap
percentage of the average daily
net assets of each Fund
SA Global Fixed Income Fund	0.80%
SA U.S. Fixed Income Fund	0.65%
SA U.S. Core Market Fund	1.00%
SA U.S. Value Fund	1.05%
SA U.S. Small Company Fund	1.20%
SA International Value Fund	1.35%
SA International Small Company Fund	1.10%
SA Real Estate Securities Fund	1.00%
SA Emerging Markets Value Fund	1.45%